EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

Three months ended March 31, 2024 compared to three months ended March 31, 2023

During the three months ended March 31, 2024, Danaos had an average of 68.0 container vessels and 7.0 Capesize drybulk vessels compared to 68.3 container vessels and no drybulk vessels during the three months ended March 31, 2023. Our container vessels utilization for the three months ended March 31, 2024 was 97.3% compared to 96.8% for the three months ended March 31, 2023. The increase in container vessels utilization was mainly due to the decreased days of scheduled dry-docking of our container vessels.

Operating Revenues

Operating revenues increased by 4.0%, or $9.8 million, to $253.4 million in the three months ended March 31, 2024 from $243.6 million in the three months ended March 31, 2023.

Operating revenues of our container vessels segment decreased by 4.2%, or $10.2 million, to $233.4 million in the three months ended March 31, 2024 from $243.6 million in the three months ended March 31, 2023, analyzed as follows:

•	a $3.0 million increase in revenues in the three months ended March 31, 2024 compared to the three months ended March 31, 2023 mainly as a result of higher charter rates and improved vessels utilization;

•	a $2.7 million decrease in revenues in the three months ended March 31, 2024 compared to the three months ended March 31, 2023 due to vessel disposals;

•	a $3.0 million decrease in revenues in the three months ended March 31, 2024 compared to the three months ended March 31, 2023 due to decreased amortization of assumed time charters; and

•	a $7.5 million decrease in revenue in the three months ended March 31, 2024 compared to the three months ended March 31, 2023 due to lower non-cash revenue recognition in accordance with US GAAP.

Operating revenues of our drybulk vessels segment added an incremental $20.0 million of revenues in the three months ended March 31, 2024 compared to no such operating revenues in the three months ended March 31, 2023.

Voyage Expenses

Voyage expenses increased by $12.4 million to $20.3 million in the three months ended March 31, 2024 from $7.9 million in the three months ended March 31, 2023 primarily as a result of the $12.0 million in voyage expenses related to our recently acquired 7 Capesize drybulk vessels, which generated revenue mainly from voyage charter agreements compared to no such expenses in the three months ended March 31, 2023.

Voyage expenses of container vessels segment increased by $0.4 million to $8.3 million in the three months ended March 31, 2024 from $7.9 million in the three months ended March 31, 2023 mainly due to increased commissions. Total voyage expenses of container vessels comprised $7.8 million commissions and $0.5 million other voyage expenses in the three months ended March 31, 2024.

Voyage expenses of drybulk vessels segment were $12.0 million in the three months ended March 31, 2024 compared to no voyage expenses in the three months ended March 31, 2023. Total voyage expenses of drybulk vessels comprised $1.2 million commissions and $10.8 million other voyage expenses, mainly bunkers consumption and port expenses, in the three months ended March 31, 2024.

Vessel Operating Expenses

Vessel operating expenses increased by $2.5 million to $43.1 million in the three months ended March 31, 2024 from $40.6 million in the three months ended March 31, 2023, primarily as a result of the increase in the average number of vessels in our fleet due to recent dry bulk vessels acquisitions, which was partially offset by the decrease in the average daily operating cost of our vessels to $6,493 per vessel per day for the three months ended March 31, 2024 compared to $6,807 per vessel per day for the three months ended March 31, 2023. Management believes that our daily operating costs remain among the most competitive in the industry.

Depreciation

Depreciation expense increased by 7.6%, or $2.4 million, to $33.9 million in the three months ended March 31, 2024 from $31.5 million in the three months ended March 31, 2023 mainly due to depreciation expense related to 7 recently acquired Capesize drybulk vessels.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $1.7 million to $5.5 million in the three months ended March 31, 2024 from $3.8 million in the three months ended March 31, 2023.

General and Administrative Expenses

General and administrative expenses increased by $3.4 million, to $10.2 million in the three months ended March 31, 2024 from $6.8 million in the three months ended March 31, 2023. The increase was mainly attributable to increased stock-based compensation and management fees.

Gain on Sale of Vessels

In January 2023, we completed the sale of the container vessel Amalia C for net proceeds of $4.9 million resulting in a gain of $1.6 million compared to no gain on sale of vessels in the three months ended March 31, 2024.

Interest Expense and Interest Income

Interest expense decreased by 53.7%, or $3.6 million, to $3.1 million in the three months ended March 31, 2024 from $6.7 million in the three months ended March 31, 2023. The decrease in interest expense is a result of:

•	a $1.0 million decrease in interest expense due to a decrease in our average indebtedness by $94.0 million between the two periods. Average indebtedness was $413.7 million in the three months ended March 31, 2024, compared to average indebtedness of $507.7 million in the three months ended March 31, 2023. This decrease was partially offset by an increase in our debt service cost by approximately 0.6% as a result of higher interest rates;

•	a $2.4 million decrease in interest expense due to an increase in capitalized interest expense on our vessels under construction in the three months ended March 31, 2024; and

•	a $0.2 million decrease in the amortization of deferred finance costs and debt discount.

As of March 31, 2024, our outstanding debt, gross of deferred finance costs, was $458.6 million, which included $262.8 million principal amount of our Senior Notes. These balances compare to debt of $431.1 million, which included $262.8 million principal amount of our Senior Notes and our leaseback obligation of $66.3 million, gross of deferred finance costs, as of March 31, 2023.

Interest income increased by $0.2 million to $2.9 million in the three months ended March 31, 2024 compared to $2.7 million in the three months ended March 31, 2023.

Gain on Investments

The change in fair value of our shareholding interest in Eagle Bulk Shipping Inc. (“EGLE”) of $11.0 million was recognized in the three months ended March 31, 2024 as gain on investments compared to none in the three months ended March 31, 2023.

Dividend Income

Dividend income of $0.9 million was recognized on EGLE common shares in the three months ended March 31, 2024 compared to none in the three months ended March 31, 2023.

Equity Loss on Investments

Equity loss on investments amounting to $0.1 million and $2.6 million in the three months March 31, 2024 and March 31, 2023, respectively, relates to our share of initial expenses of a recently established company, Carbon Termination Technologies Corporation (“CTTC”), currently engaged in the research and development of decarbonization technologies for the shipping industry.

Other Finance Expenses

Other finance expenses decreased by $0.1 million to $0.9 million in the three months ended March 31, 2024 compared to $1.0 million in the three months ended March 31, 2023.

Loss on Derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $0.9 million in each of the three months ended March 31, 2024 and March 31, 2023.

Other Income/(expenses), net

Other income, net remained stable at $0.2 million in each of the three months ended March 31, 2024 and March 31, 2023.

Liquidity and Capital Resources

Our principal source of funds has been operating cash flows, vessel sales, and long-term bank borrowings, as well as equity provided by our stockholders from our initial public offering in October 2006; common stock sales in August 2010 and the fourth quarter of 2019, the capital contribution of Danaos Investment Limited as Trustee of the 883 Trust (“DIL”) on August 10, 2018 and dividends and sales proceeds from our divested investment in ZIM ordinary shares in 2022. In February 2021, we sold $300 million of 8.500% senior unsecured notes due 2028 (the “Senior Notes”). In December 2022, we repurchased $37.2 million aggregate principal amount of our Senior Notes in a privately negotiated transaction. We may also at any time and from time to time, seek to retire or purchase our outstanding debt securities through cash purchases, in open-market purchases, privately negotiated transactions or otherwise. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, including our expansion into the drybulk shipping sector, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements and repayment of debt.

Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, drydocking costs, installment payments for our contracted containership newbuildings, payments for the acquisition of drybulk vessels, debt interest payments, servicing our debt obligations, payment of dividends and repurchases of our common stock. Our long-term liquidity needs primarily relate to installment payments for our contracted newbuildings and any additional vessel acquisitions in the containership or drybulk sector and debt repayment. We anticipate that our primary sources of funds will be cash from operations and equity or debt financings. We currently expect that the sources of funds available to us will be sufficient to meet our short-term liquidity and long-term liquidity requirements.

Under our existing multi-year charters as of March 31, 2024, we had $2.1 billion of total contracted cash revenues, with $645.8 million for the remainder of 2024, $671.3 million for 2025 and $0.8 billion thereafter. Although these contracted cash revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers to meet their obligations under these charters. In May 2022, we received a $238.9 million charter hire prepayment related to charter contracts for 15 of our vessels, representing partial prepayment of charter hire payable during the period from May 2022 through January 2027. This prepayment is recorded as unearned revenue on our balance sheet and recognized as revenue in our income statement over the term of the applicable charters.

As of March 31, 2024, we had cash and cash equivalents of $324.3 million. As of March 31, 2024, there was $326.25 million of remaining borrowing availability under our Citibank $382.5 mil. Revolving Credit Facility and $395.0 million under our Syndicated $450.0 million Facility. As of March 31, 2024, we had $458.6 million of outstanding indebtedness (gross of deferred finance costs), including $262.8 million relating to our Senior Notes. As of March 31, 2024, we were obligated to make quarterly fixed amortization payments, totaling $20.5 million to March 31, 2025, related to the long-term bank debt. We are also obligated to make certain payments to our Manager, Danaos Shipping, under our management agreement which has a term through December 31, 2025, as described below under “—Management Agreement”.

In March 2024, we entered into a syndicated loan facility agreement of up to $450 million (“Syndicated $450.0 million Facility”), which is secured by eight of our container vessels under construction. An amount of $55.0 million was drawn down as of March 31, 2024 and subsequent to March 31, 2024 we drew down an additional $63.0 million related to a delivery of a newbuilding vessel. This facility is repayable in quarterly instalments up to September 2030. The facility bears interest at SOFR plus a margin of 1.85%. In June 2022, we drew down $130.0 million under a new senior secured term loan facility from BNP Paribas and Credit Agricole, which is secured by six 5,466 TEU sister vessels acquired in 2021. This facility is repayable in 8 quarterly instalments of $5.0 million, followed by 12 quarterly instalments of $1.9 million together with a balloon payment of $67.2 million payable over five-year term. In December 2022, we early extinguished the remaining $437.75 million of the Citibank/Natwest $815 mil. Facility and replaced it with the $382.5 mil. Revolving Credit Facility with Citibank, out of which nil is drawn down as of March 31, 2024 and with the Alpha Bank $55.25 mil. Facility, which was drawn down in full and under which $45.9 million is outstanding as of March 31, 2024. The Citibank $382.5 mil. Revolving Credit Facility is reducing and repayable over 5 years in 20 quarterly reductions of $11.25 million each together with a final reduction of $157.5 million at maturity in December 2027. We pay a commitment fee at a rate of 0.8% per annum on the undrawn amount of this facility. The Alpha Bank $55.25 mil. Facility is repayable over 5 years with 20 consecutive quarterly instalments of $1.875 million each, together with a balloon payment of $17.75 million at maturity in December 2027.

In April 2022, we entered into contracts for the construction of four 8,000 TEU container vessels, out of which one was delivered to us from the shipyard in May 2024, one is expected to be delivered in the second quarter of 2024 and two are expected to be delivered in the third quarter of 2024. In March 2022, we entered into contracts for the construction of two 7,100 TEU container vessels, out of which one was delivered to us from the shipyard in April 2024 and one is expected to be delivered in the third quarter of 2024. In April 2023, we entered into contracts for the construction of two 6,000 TEU container vessels with expected vessels delivery in 2025. In June 2023, we entered into contracts for the construction of two 8,200 TEU container vessels with expected vessels delivery in 2026. In February and March 2024, we entered into contracts for the construction of four 8,200 TEU container vessels for an aggregate purchase price of $376.8 million. These container vessels are expected to be delivered to us in 2026 through 2027. The aggregate purchase price of the vessel construction contracts amounts to $1,211.7 million, out of which $95.5 million, $88.9 million and $184.9 million was paid in the three months ended March 31, 2024 and in the years ended December 31, 2023 and 2022, respectively.

The remaining contractual commitments under these 14 vessel construction contracts are analyzed as follows as of March 31, 2024 (in millions of U.S. dollars):

Payments due by period ended
December 31, 2024	$326.6
December 31, 2025	134.3
December 31, 2026	230.8
December 31, 2027	150.7
Total contractual commitments	$842.4

In February 2024, we entered into agreements to acquire three Capesize bulk carriers built in 2010 through 2011 that aggregate 529,704 DWT for a total purchase price of $79.9 million, out of which $14.6 million was advanced before March 31, 2024 and the remaining amount of $65.3 million is payable between June and July 2024, when these vessels are expected to be delivered to us.

Additionally, a supervision fee of $850 thousand per newbuilding vessel is payable to Danaos Shipping Company Limited (the “Manager”) over the construction period starting from steel cutting. Supervision fees totaling $0.4 million and $3.0 million were charged by the Manager and capitalized to the vessels under construction in the three months ended March 31, 2024 and in the year ended December 31, 2023, respectively. Interest expense amounting to $5.8 million, $17.4 million and $5.0 million was capitalized to the vessels under construction in the three months ended March 31, 2024 and in the years ended December 31, 2023 and 2022, respectively.

In March 2024, we sold for scrap the vessel Stride, which had been off-hire since January 8, 2024 due to damage from a fire in the engine room that was subsequently contained. The proceedings with the insurers are currently in progress.

On May 27, 2024, we declared a dividend of $0.80 per share of common stock payable on June 20, 2024 to holders of record on June 11, 2024. We intend to pay a regular quarterly dividend on our common stock, which will have an impact on our liquidity. Payments of dividends are subject to the discretion of our board of directors, provisions of Marshall Islands law affecting the payment of distributions to stockholders and the terms of our credit facilities, which permit the payment of dividends so long as there has been no event of default thereunder nor would occur as a result of such dividend payment, finance leases and Senior Notes, which include limitations on the amount of dividends and other restricted payments that we may make, and will be subject to conditions in the container and drybulk shipping industries, our financial performance and us having sufficient available excess cash and distributable reserves.

In June 2022, we announced a share repurchase program of up to $100 million of our common stock. A $100 million increase to the existing share repurchase program, for a total aggregate amount of $200 million, was approved by our Board of Directors on November 10, 2023. We repurchased 57,901 shares of our common stock in the open market for $4.1 million in the three months ended March 31, 2024; 1,131,040 shares for $70.6 million in the year ended December 31, 2023 and 466,955 shares for $28.6 million the period ended December 31, 2022. As of May 27, 2024, we repurchased a total of 1,671,059 shares of common stock for $104.4 million under our share purchase program. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act. Under the share repurchase program, shares of our common stock may be purchased in open market or privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, and the program may be suspended or discontinued at any time.

Eagle Bulk Shipping Inc./Star Bulk Carriers Corp. Securities

In June 2023, we acquired marketable securities of Eagle Bulk Shipping Inc., which was an owner of bulk carriers listed on the New York Stock Exchange (Ticker: EGLE) consisting of 1,552,865 shares of common stock for $68.2 million (out of which $24.4 million from Virage International Ltd., our related company). As of March 31, 2024 and December 31, 2023, these marketable securities were fair valued at $97.0 million and $86.0 million, respectively and we recognized a $11.0 million gain and $17.9 million gain on these marketable securities reflected under “Gain on investments” in the condensed consolidated statement of income in the three months ended March 31, 2024 and the period ended December 31, 2023, respectively. Additionally, we recognized dividend income on these shares amounting to $0.9 million in the three months ended March 31, 2024 and $1.0 million in the period ended December 31, 2023. On December 11, 2023, Star Bulk Carriers Corp. (Ticker: SBLK) and EGLE announced that both companies had entered into a definitive agreement to combine in an all-stock merger, which was completed on April 9, 2024. Under the terms of the agreement, EGLE shareholders received 2.6211 shares of SBLK common stock in exchange for each share of EGLE common stock owned. As a result, as of May 27, 2024, we own 4,070,214 shares of common stock of Star Bulk Carriers Corp., a Nasdaq-listed owner and operator of drybulk vessels.

Carbon Termination Technologies Corporation

In March 2023, we invested $4.3 million in the common shares of a newly established company Carbon Termination Technologies Corporation (“CTTC”), incorporated in the Republic of the Marshall Islands, which represents our 49% ownership interest. CTTC currently engages in research and development of decarbonization technologies for the shipping industry. Equity method of accounting is used for this investment. Our share of CTTC’s initial expenses amounted to $0.1 million and $4.0 million and is presented under “Equity income/(loss) on investments” in the consolidated statements of income in the three months ended March 31, 2024 and in the period ended December 31, 2023, respectively.

Impact of the Wars in Ukraine and Gaza on the Company’s Business

The current conflict between Russia and Ukraine, and related sanctions imposed by the U.S., EU and others, adversely affect the crewing operations of our Manager, which has crewing offices in St. Petersburg, Odessa and Mariupol (damaged by the war), and trade patterns involving ports in the Black Sea or Russia, and as well as impacting world energy supply and creating uncertainties in the global economy, which in turn impact containership and drybulk demand. The extent of the impact will depend largely on future developments.

The war between Israel and Hamas in the Gaza Strip and potential disruption of shipping routes such as Houthi attacks in the Red Sea and the Gulf of Aden, has not affected the Company’s business to date; however, an escalation of these conflicts could have reverberations on the regional and global economies that could have the potential to adversely affect demand for cargoes and the Company’s business.

Impact of Inflation and Interest Rates Risk on our Business

We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy prices and commodity prices, which continue to affect our operating expenses. Interest rates have increased rapidly and substantially as central banks in developed countries raised interest rates in an effort to subdue inflation. The eventual long-term implications of tight monetary policy, and higher long-term interest rates may continue to drive a higher cost of capital for our business.

Segments

Until the acquisition of the drybulk vessels in 2023, we reported financial information and evaluated our operations by total charter revenues. Since 2023, for management purposes, we are organized based on operating revenues generated from container vessels and drybulk vessels and have two reporting segments: (1) a container vessels segment and (2) a drybulk vessels segment. The container vessels segment owns and operates container vessels which are primarily chartered on multi-year, fixed-rate time charter and bareboat charter agreements. The drybulk vessels segment owns and operates drybulk vessels to provide drybulk commodities transportation services.

Our chief operating decision maker monitors and assesses the performance of the container vessels segment and the drybulk vessels segment based on net income. Items included in the applicable segment’s net income are directly allocated to the extent that the items are directly or indirectly attributable to the segments. With regards to the items that are allocated by indirect calculations, their allocation is commensurate to the utilization of key resources. The Other segment includes components that are not allocated to any of our reportable segments and includes investments in an affiliate accounted for using the equity method accounting and investments in marketable securities.

The following table summarizes our selected financial information for the three months ended March 31, 2024, by segment (in thousands):

	Container vessels segment	Drybulk vessels segment	Other	Total
Operating revenues	$233,411	$20,038	-	$253,449
Voyage expenses	(8,280)	(12,062)	-	(20,342)
Vessel operating expenses	(38,162)	(4,952)	-	(43,114)
Depreciation	(32,008)	(1,855)	-	(33,863)
Amortization of deferred drydocking and special survey costs	(5,452)	-	-	(5,452)
Interest income	2,936	-	-	2,936
Interest expenses	(3,124)	-	-	(3,124)
Equity loss on investment	-	-	(109)	(109)
Net Income	$138,359	$337	$11,802	$150,498

	Container vessels segment	Drybulk vessels segment	Other	Total
Total assets	$3,531,062	$181,520	$97,168	$3,809,750

In the three months ended March 31, 2023, there was no drybulk vessel segment. Net income from container vessels segment was $148,789 thousand, which excludes equity loss on investments of $(2,588) thousand.

Cash Flows

	Three Months	Three Months
	ended	ended
	March 31, 2024	March 31, 2023
	(In thousands)
Net cash provided by operating activities	$153,292	$127,594
Net cash used in investing activities	$(123,411)	$(6,085)
Net cash provided by/(used in) financing activities	$22,636	$(29,597)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $25.7 million, to $153.3 million provided by operating activities in the three months ended March 31, 2024 compared to $127.6 million provided by operating activities in the three months ended March 31, 2023. The increase was the result mainly of (i) a $20.3 million increase in operating revenues, (ii) a $5.6 million decrease in dry-docking expenses, (iii) a $4.6 million change in working capital, (iv) a $4.3 million decrease in net finance cost and (v) a $0.9 million increase in dividend income, which were partially offset by a $10.0 million increase in operating expenses.

Net Cash Used in Investing Activities

Net cash flows used in investing activities increased by $117.3 million, to $123.4 million used in investing activities in the three months ended March 31, 2024 compared to $6.1 million used in investing activities in the three months ended March 31, 2023. The increase was mainly due to (i) a $100.6 million increase in advance payments for vessels under construction, (ii) a $14.6 million increase in advances and payments for vessel acquisitions, (iii) a $3.2 million increase in additions to vessel cost and (iv) a $3.2 million decrease in proceeds received from sale of vessels, which were partially offset by a $4.3 million payment for investments in affiliates in the three months ended March 31, 2023 compared to none in the three months ended March 31, 2024.

Net Cash Provided by/(Used in) Financing Activities

Net cash flows provided by/(used in) financing activities increased by $52.2 million, to $22.6 million provided by financing activities in the three months ended March 31, 2024 compared to $29.6 million used in financing activities in the three months ended March 31, 2022 mainly due to (i) a $55.0 million loan drawdown and (ii) a $6.6 million decrease in payments of long-term debt and leaseback obligations, which were partially offset by (i) a $5.6 million increase in finance costs, (ii) a $3.5 million increase in repurchase of our common stock and (iii) a $0.3 million increase in dividend payments on our common stock.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the table below for supplemental financial data and corresponding reconciliation to GAAP financial measures. The non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. The non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, taxes, depreciation, as well as amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs, debt discount and commitment fees. Adjusted EBITDA represents net income before interest income and expense, taxes other than withholding taxes on dividends received, depreciation, amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs, debt discount and commitment fees, gain on investments, gain on sale of vessels and stock-based compensation. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Three Months	Three Months
	ended	ended
	March 31, 2024	March 31, 2023

	(In thousands)
Net income	$150,498	$146,201
Depreciation and amortization of right-of-use assets	33,863	31,529
Amortization of deferred drydocking & special survey costs	5,452	3,835
Amortization of assumed time charters	(3,498)	(6,536)
Amortization of deferred realized losses of cash flow interest rate swaps	903	893
Amortization of finance costs, debt discount and commitment fees	1,273	1,451
Interest income	(2,936)	(2,723)
Interest expense	2,627	6,029
EBITDA	188,182	180,679
Gain on investments	(10,979)	-
Gain on sale of vessels	-	(1,639)
Adjusted EBITDA	$177,203	$179,040

EBITDA increased by $7.5 million, to $188.2 million in the three months ended March 31, 2024 from $180.7 million in the three months ended March 31, 2023. This increase was mainly attributed to (i) a $11.9 million change in fair value of our investment and dividend income, (ii) a $12.9 million increase in operating revenues (excluding $3.0 million decrease in amortization of assumed time charters) and (iii) a $2.5 million decrease in equity loss on investments in the three months ended March 31, 2024, which were partially offset by (i) a $18.2 million increase in total operating expenses and (ii) a $1.6 million gain on sale of vessel in the three months ended March 31, 2023 compared to no such gain in the three months ended March 31, 2024.

Adjusted EBITDA decreased by $1.8 million, to $177.2 million in the three months ended March 31, 2024 from $179.0 million in the three months ended March 31, 2023. This decrease was mainly attributed to a $18.2 million increase in total operating expenses which were partially offset by (i) a $12.9 million increase in operating revenues (excluding $3.0 million decrease in amortization of assumed time charters), (ii) a $2.5 million decrease in equity loss on investments in the three months ended March 31, 2024 and (iii) a $0.9 million increase in dividend income. Adjusted EBITDA for the three months ended March 31, 2024 is adjusted for a $11.0 million change in fair value of our investment.

Net Income Reconciliation to Adjusted EBITDA per segment (in thousands):

	Three Months Ended				Three Months Ended
	March 31, 2024				March 31, 2023
	Container Vessels	Drybulk Vessels	Other	Total	Container Vessels	Drybulk Vessels	Other	Total
Net income/(loss)	$138,359	$337	$11,802	$150,498	$148,789	-	$(2,588)	$146,201
Depreciation and amortization of right-of-use assets	32,008	1,855	-	33,863	31,529	-	-	31,529
Amortization of deferred drydocking & special survey costs	5,452	-	-	5,452	3,835	-	-	3,835
Amortization of assumed time charters	(3,498)	-	-	(3,498)	(6,536)	-	-	(6,536)
Amortization of deferred finance costs, debt discount and commitment fees	1,273	-	-	1,273	1,451	-	-	1,451
Amortization of deferred realized losses on interest rate swaps	903	-	-	903	893	-	-	893
Interest income	(2,936)	-	-	(2,936)	(2,723)	-	-	(2,723)
Interest expense	2,627	-	-	2,627	6,029	-	-	6,029
Change in fair value of investments	-	-	(10,979)	(10,979)	-	-	-	-
Gain on sale of vessels	-	-	-	-	(1,639)	-	-	(1,639)
Adjusted EBITDA(1)	$174,188	$2,192	$823	$177,203	$181,628	-	$(2,588)	$179,040

Time Charter Equivalent Revenues and Time Charter Equivalent US$/day per segment

Time charter equivalent revenues represent operating revenues less voyage expenses excluding commissions presented per container vessels segment and drybulk vessels segment separately. Time charter equivalent US$/per day (“TCE rate”) represents the average daily TCE rate of our container vessels segment and drybulk vessels segment calculated dividing time charter equivalent revenues of each segment by operating days of each segment. Operating days of each segment is calculated by deducting vessels off-hire days of each segment from total ownership days of each segment. TCE rate is a measure of the average daily net revenue performance of our vessels in each segment. TCE rate is a standard shipping industry performance measure used primarily to compare period to period changes in a shipping company’s performance despite changes in the mix of charter types i.e., voyage charters, time charters, bareboat charters under which its vessels may be employed between the periods. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. We include TCE rate, a non- GAAP measure, as it provides additional meaningful information in conjunction with operating revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and assists investors and our management in evaluating our financial performance.

Container vessels fleet utilization

	First Quarter	First Quarter
Vessel Utilization (No. of Days)	2024	2023
Ownership Days	6,185	6,150
Less Off-hire Days:
Scheduled Off-hire Days	(67)	(150)
Other Off-hire Days	(99)	(44)
Operating Days(1)	6,019	5,956
Vessel Utilization	97.3%	96.8%

Operating Revenues (in '000s of US$)	$233,411	$243,574
Less: Voyage Expenses excluding commissions (in '000s of US$)	(488)	(415)
Time Charter Equivalent Revenues (in '000s of US$)	232,923	243,159
Time Charter Equivalent US$/per day	$38,698	$40,826

Drybulk vessels fleet utilization

	First Quarter	First Quarter
Vessel Utilization (No. of Days)	2024	2023
Ownership Days	637	-
Less Off-hire Days:
Scheduled Off-hire Days	(31)	-
Other Off-hire Days	(10)	-
Operating Days(1)	596	-
Vessel Utilization	93.6%

Operating Revenues (in '000s of US$)	$20,038	-
Less: Voyage Expenses excluding commissions (in '000s of US$)	(10,827)	-
Time Charter Equivalent Revenues (in '000s of US$)	9,211	-
Time Charter Equivalent US$/per day	$15,455	-

1.	We define Operating Days as the total number of Ownership Days net of Scheduled off-hire days (days associated with scheduled repairs, drydockings or special or intermediate surveys or days) and net of off-hire days associated with unscheduled repairs or days waiting to find employment but including days our vessels were sailing for repositioning. The shipping industry uses Operating Days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes. Our definition of Operating Days may not be comparable to that used by other companies in the shipping industry.

Credit Facilities

We, as borrower or guarantor, and certain of our subsidiaries, as borrowers or guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. Our existing credit facilities are secured by, among other things, our vessels (as described below). The following summarizes certain terms of our credit facilities and our Senior Notes as of March 31, 2024:

Credit Facility	Outstanding Principal Amount (in millions)	Collateral Vessels
BNP Paribas/Credit Agricole $130.0 mil. Facility	$95.00	The Wide Alpha, the Stephanie C, the Maersk Euphrates, the Wide Hotel, the Wide India and the Wide Juliet
Alpha Bank $55.25 mil. Facility	$45.9	The Bremen and the Kota Santos
Syndicated $450.0 mil. Facility	$55.0	The Hull No. C7100-7, the Hull No. C7100-8, the Hull No. HN4009, the Hull No. HN4010, the Hull No. HN4011, the Hull No. HN4012, the Hull No. CV5900-07 and the Hull No. CV5900-08
Citibank $382.5 mil. Revolving Credit Facility	$-	The Express Berlin, the Express Rome, the Express Athens, the Hyundai Smart, the Hyundai Speed, the Hyundai Ambition, the Pusan C, the Le Havre, the Europe, the America, the CMA CGM Musset, the Racine (ex CMA CGM Racine), the CMA CGM Rabelais, the CMA CGM Nerval, the YM Maturity and the YM Mandate
Senior Notes	$262.8	None

As of March 31, 2024, there was $326.25 million of remaining borrowing availability under our Citibank $382.5 mil. Revolving Credit Facility and $395.0 million under our Syndicated $450.0 million Facility. As of March 31, 2024, 43 of our container vessels and 7 Capesize bulk carriers were unencumbered. See Note 8 “Long-term Debt, net” to our unaudited condensed consolidated financial statements included in this report for additional information regarding our outstanding debt and the related repayment schedule.

Senior Notes

On February 11, 2021, we consummated an offering of $300 million aggregate principal amount of 8.500% Senior Notes due 2028 of Danaos Corporation, which we refer to as the Senior Notes. The Senior Notes are general senior unsecured obligations of Danaos Corporation.

The Senior Notes were issued pursuant to an Indenture, dated as of February 11, 2021, between the Company and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent. The Senior Notes bear interest at a rate of 8.500% per year, payable in cash on March 1 and September 1 of each year, commencing September 1, 2021. The Senior Notes will mature on March 1, 2028.

In December 2022, we repurchased $37.2 million aggregate principal amount of our Senior Notes in a privately negotiated transaction. For additional details regarding the Senior Notes please refer to Note 8, “Long-term Debt, net” in the unaudited condensed consolidated financial statements included elsewhere in this report and “Item 5. Operating and Financial Review and Prospects –Senior Notes” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on February 29, 2024.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Swaps

In the past, we entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we paid in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. All of these interest rate swap agreements have expired and we do not currently have any outstanding interest rate swap agreements. Refer to Note 9, “Financial Instruments”, to our unaudited condensed consolidated financial statements included in this report.

Foreign Currency Exchange Risk

We did not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the three months ended March 31, 2024 and 2023.

Impact of Inflation and Interest Rates Risk on our Business

We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy and commodity prices, which continue to affect our operating expenses. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization as of March 31, 2024.

•	on an actual basis; and

•	on an as adjusted basis to reflect, in the period from April 1, 2024 to May 27, 2024, a $63.0 million drawdown on Syndicated $450.0 million Facility related to a delivery of a newbuilding vessel and repurchases of 15,163 shares of our common stock for an aggregate purchase price of $1.1 million.

Other than these adjustments, there have been no other material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between April 1, 2024 and May 27, 2024.

	As of March 31, 2024
	Actual	As adjusted
	(US Dollars in thousands)
Debt:
Senior unsecured notes	$262,766	$262,766
BNP Paribas/Credit Agricole $130 mil. Facility	95,000	95,000
Alpha Bank $55.25 mil. Facility	45,875	45,875
Syndicated $450.0 mil. Facility	55,000	118,000
Citibank $382.5 mil. Revolving Credit Facility	-	-
Total debt (1)(2)	$458,641	$521,641
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	-	-
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 25,355,968 shares issued and 19,360,801 shares outstanding actual and 19,345,638 shares outstanding as adjusted	194	193
Additional paid-in capital	687,634	686,544
Accumulated other comprehensive loss	(74,813)	(74,813)
Retained earnings (3)	2,536,875	2,536,875
Total stockholders’ equity	3,149,890	3,148,799
Total capitalization	$3,608,531	$3,670,440

(1)	All of the indebtedness reflected in the table, other than Danaos Corporation’s unsecured senior notes due 2028 ($262.8 million on an actual basis), is secured and is guaranteed by Danaos Corporation, in the case of leasing obligations of our subsidiaries ($45.9 million on an actual basis), or by our subsidiaries, in the case of indebtedness of Danaos Corporation ($150.0 million on an actual basis). See Note 8 “Long-Term Debt, net” to our unaudited condensed consolidated financial statements included elsewhere in this report.
(2)	Total debt is presented gross of deferred finance costs, which amounted to $6.7 million.
(3)	Does not reflect dividend of $0.80 per share of common stock declared by the Company payable on June 20, 2024 to holders of record as of June 11, 2024.

Our Fleet

The following table describes in detail our container vessels deployment profile as of May 27, 2024:

Vessel Details			Charter Arrangements
					Contracted			Extension Options (4)
	Year	Size	Expiration of		Employment		Charter			Charter
Vessel Name	Built	(TEU)	Charter (1)	Charterer	through (2)		Rate (3)	Period		Rate
Hyundai Ambition	2012	13,100	April 2027	HMM Confidential (6)	June 2024 April 2027	$ $	64,918 51,500	+ 6 months +10.5 to 13.5 months +10.5 to 13.5 months	$ $ $	51,500 51,500 51,500
Hyundai Speed	2012	13,100	April 2027	HMM Confidential (6)	June 2024 April 2027	$ $	64,918 51,500	+ 6 months +10.5 to 13.5 months +10.5 to 13.5 months	$ $ $	51,500 51,500 51,500
Hyundai Smart	2012	13,100	June 2027	Confidential (6)	June 2027		$54,000	+ 3 to 26 months		$54,000
Kota Primrose (ex Hyundai Respect)	2012	13,100	April 2027	Confidential (6)	April 2027		$54,000	+ 3 to 26 months		$54,000
Kota Peony (ex Hyundai Honour)	2012	13,100	March 2027	Confidential (6)	March 2027		$54,000	+ 3 to 26 months		$54,000
Express Rome	2011	10,100	April 2027	Hapag Lloyd Confidential (6)	September 2024 April 2027	$ $	30,000 37,000	+ 6 months		$37,000
Express Berlin	2011	10,100	August 2026	Confidential (6)	August 2026		$33,000	+ 4 months		$33,000
Express Athens	2011	10,100	April 2027	Hapag Lloyd Confidential (6)	September 2024 April 2027	$ $	30,000 37,000	+ 6 months		$37,000
Le Havre	2006	9,580	June 2028	Confidential (6)	June 2028		$58,500	+ 4 months		$58,500
Pusan C	2006	9,580	May 2028	Confidential (6)	May 2028		$58,500	+ 4 months		$58,500
Bremen	2009	9,012	January 2028	Confidential (6)	January 2028		$56,000	+ 4 months		$56,000
C Hamburg	2009	9,012	January 2028	Confidential (6)	January 2028		$56,000	+ 4 months		$56,000
Niledutch Lion	2008	8,626	May 2026	Niledutch	May 2026		$47,500	+ 4 months		$47,500
Belita	2006	8,533	July 2026	CMA CGM	July 2026		$45,000	+ 6 months		$45,000
Kota Manzanillo	2005	8,533	February 2026	PIL	February 2026		$47,500	+ 4 months		$47,500
CMA CGM Melisande	2012	8,530	January 2028	CMA CGM	August 2024		$43,000
				Confidential (6)	January 2028		$34,500	+ 3 to 13.5 months		$34,500
CMA CGM Attila	2011	8,530	May 2027	Confidential (6)	May 2027		$34,500	+ 3 to 13.5 months		$34,500
CMA CGM Tancredi	2011	8,530	July 2027	Confidential (6)	July 2027		$34,500	+ 3 to 13.5 months		$34,500
CMA CGM Bianca	2011	8,530	September 2027	Confidential (6)	September 2027		$34,500	+ 3 to 13.5 months		$34,500
CMA CGM Samson	2011	8,530	November 2027	CMA CGM	June 2024		$43,000
				Confidential (6)	November 2027		$34,500	+ 3 to 13.5 months		$34,500
America	2004	8,468	April 2028	Confidential (6)	April 2028		$56,000	+ 4 months		$56,000

Vessel Details			Charter Arrangements
Vessel Name	Built	(TEU)	Charter (1)	Charterer	through (2)		Rate (3)		Period		Rate
					Contracted				Extension Options (4)
	Year	Size	Expiration of		Employment		Charter				Charter
Europe	2004	8,468	May 2028	Confidential (6)	May 2028		$56,000		+ 4 months		$56,000
Kota Santos	2005	8,463	August 2026	PIL	August 2025		$55,000
					August 2026		$50,000		+ 4 months		$55,000
Catherine C	2024	8,010	May 2027	Confidential (6)	May 2027		$42,000		+ 3 months		$42,000
Interasia Accelerate	2024	7,165	April 2027	Confidential (6)	April 2027		$36,000		+ 4 months + 22 to 26 months	$ $	36,000 40,000
CMA CGM Moliere	2009	6,500	March 2027	Confidential (6)	March 2027		$55,000		+ 2 months		$55,000
CMA CGM Musset	2010	6,500	September 2025	Confidential (6)	September 2025		$60,000		+ 23 to 25 months		$55,000
CMA CGM Nerval	2010	6,500	November 2025	Confidential (6)	November 2025		$40,000		+ 23 to 25 months		$30,000
CMA CGM Rabelais	2010	6,500	January 2026	Confidential (6)	January 2026		$40,000		+ 23 to 25 months		$30,000
Racine	2010	6,500	April 2026	Confidential (6)	April 2026		$32,500		+ 2 months		$32,500
YM Mandate	2010	6,500	January 2028	Yang Ming	January 2028		$26,890	(5)	+ 8 months		$26,890
YM Maturity	2010	6,500	April 2028	Yang Ming	April 2028		$26,890	(5)	+ 8 months		$26,890
Dimitra C	2002	6,402	February 2025	Confidential (6)	February 2025		$23,000		+ 2 months		$23,000
ZIM Savannah	2002	6,402	May 2025	ZIM Confidential (6)	May 2024 May 2025	$ $	36,000 25,650		+ 2 months		$25,650
Kota Lima	2002	5,544	November 2024	PIL	November 2024		$39,999		+ 4 months		$39,999
									+ 10 to 14 months		$27,500
									+ 10 to 12 months		$24,000
Suez Canal	2002	5,610	April 2026	Confidential (6)	April 2026		$27,500		+ 2 months		$27,500
Wide Alpha	2014	5,466	May 2025	ONE Confidential (6)	June 2024 May 2025	$ $	18,500 20,750		+ 3 months		$20,750
Stephanie C	2014	5,466	June 2025	Confidential (6)	June 2025		$55,500		+ 4 months		$55,500
Maersk Euphrates	2014	5,466	July 2025	Maersk Confidential (6)	August 2024 July 2025	$ $	17,500 20,500		+ 3 months		$20,500
Wide Hotel	2015	5,466	July 2025	ONE Confidential (6)	August 2024 July 2025	$ $	18,500 20,750		+ 3 months		$20,750
Wide India	2015	5,466	November 2025	Confidential (6)	November 2025		$53,500		+ 4 months		$53,500
Wide Juliet	2015	5,466	September 2025	Confidential (6)	September 2025		$24,750		+ 4 months + 7 to 9 months + 11 to 13 months	$ $ $	24,750 25,000 30,000

Vessel Details			Charter Arrangements
					Contracted			Extension Options (4)
	Year	Size	Expiration of		Employment		Charter		Charter
Vessel Name	Built	(TEU)	Charter (1)	Charterer	through (2)		Rate (3)	Period	Rate
Rio Grande	2008	4,253	November 2026	OOCL Confidential (6)	November 2024 November 2026	$ $	17,000 30,000	+ 2 months	$30,000
Merve A	2008	4,253	September 2025	Confidential (6)	September 2025		$24,000	+ 4 months	$24,000
Kingston	2008	4,253	June 2025	Confidential (6)	June 2025		$23,900	+ 2 months	$23,900
Monaco (ex ZIM Monaco)	2009	4,253	October 2024	Confidential (6)	October 2024		$53,000	+ 6 months	$53,000
Dalian	2009	4,253	March 2026	Confidential (6)	March 2026		$48,000	+ 3 months	$48,000
ZIM Luanda	2009	4,253	August 2025	ZIM	August 2025		$30,000	+ 4 months	$30,000
Seattle C	2007	4,253	October 2026	OOCL Confidential (6)	October 2024 October 2026	$ $	17,000 30,000	+ 2 months	$30,000
Vancouver	2007	4,253	November 2026	OOCL Confidential (6)	November 2024 November 2026	$ $	17,000 30,000	+ 2 months	$30,000
Derby D	2004	4,253	January 2027	CMA CGM	January 2027		$36,275	+ 3 months	$36,275
Tongala	2004	4,253	November 2024	Confidential (6)	November 2024		$53,000	+ 6 months	$53,000
Dimitris C	2001	3,430	November 2025	CMA CGM	November 2025		$40,000	+ 4 months	$40,000
Express Argentina	2010	3,400	September 2024	Confidential (6)	September 2024		$19,250	+3 months	$19,250
Express Brazil	2010	3,400	June 2025	CMA CGM	June 2025		$37,750	+ 2 months	$37,750
Express France	2010	3,400	September 2025	CMA CGM	September 2025		$37,750	+ 2 months	$37,750
Express Spain	2011	3,400	January 2025	Cosco	January 2025		$40,000	+ 2 months	$40,000
Express Black Sea	2011	3,400	January 2025	Cosco	January 2025		$40,000	+ 2 months	$40,000
Singapore	2004	3,314	March 2025	Confidential (6)	March 2025		$22,600	+2 months	$22,600
Colombo	2004	3,314	January 2025	Cosco	January 2025		$40,000	+ 2 months	$40,000
Zebra	2001	2,602	November 2024	Maersk	November 2024		$32,000	+ 4 months	$32,000
Artotina	2001	2,524	May 2025	Confidential (6)	May 2025		$28,000	+ 2 months	$28,000
Phoenix D	1997	2,200	March 2025	Maersk	March 2025		$28,000	+ 6 months	$28,000
Sprinter	1997	2,200	December 2024	Cosco	December 2024		$26,250	+ 2 months	$26,250
Future	1997	2,200	December 2024	Cosco	December 2024		$26,250	+ 2 months	$26,250
Advance	1997	2,200	January 2025	Cosco	January 2025		$26,250	+ 2 months	$26,250
Bridge	1998	2,200	December 2024	Samudera	December 2024		$23,000	+ 6 months	$23,000
Highway	1998	2,200	February 2025	Confidential (6)	February 2025		$14,000	+ 2 months	$14,000
Progress C	1998	2,200	November 2024	Cosco	November 2024		$26,250	+ 2 months	$26,250

1.	Earliest date charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
2.	This column indicates the date through which the charter rate set forth in the column to the immediate right of such date is payable. For charters with the same charter rate throughout the fixed term of the charter, this date is the same as the charter expiration date set forth in the “Expiration of Charter” column.
3.	Gross charter rate, which does not include charter commissions.
4.	At the option of the charterer.
5.	Bareboat charter rate.
6.	Charterer not disclosed due to confidentiality arrangements.

The specifications of our 12 contracted container vessels under construction as of May 27, 2024 are as follows:

					Minimum		Extension Options(3)
	Year	Size		Expected	Charter	Charter			Charter
Hull Number	Built	(TEU)	Shipyard	Delivery Period	Duration(1)	rate(2)	Period		Rate(2)
Hull No. C7100-8	2024	7,165	Dalian Shipbuilding	3rd Quarter 2024	3 Years	$36,000	+ 4 months + 22 to 26 months	$ $	36,000 40,000
Hull No. HN4010	2024	8,010	Daehan Shipbuilding	2nd Quarter 2024	3 Years	$42,000	+ 3 months		$42,000
Hull No. HN4011	2024	8,010	Daehan Shipbuilding	3rd Quarter 2024	3 Years	$42,000	+ 3 months		$42,000
Hull No. HN4012	2024	8,010	Daehan Shipbuilding	3rd Quarter 2024	3 Years	$42,000	+ 3 months		$42,000
Hull No. CV5900-07	2024	6,014	Qingdao Yangfan Shipbuilding	1st Quarter 2025	2 Years	$35,000	+ 3 months		$35,000
Hull No. CV5900-08	2025	6,014	Qingdao Yangfan Shipbuilding	2nd Quarter 2025	2 Years	$35,000	+ 3 months		$35,000
Hull No. YZJ2023-1556	2026	8,258	Jiangsu NewYangzi Shipbuilding	3rd Quarter 2026	3 Years	$45,000	+ 22 to 26 months		$45,000
Hull No. YZJ2023-1557	2026	8,258	Jiangsu NewYangzi Shipbuilding	4th Quarter 2026	3 Years	$45,000	+ 22 to 26 months		$45,000
Hull No. YZJ2024-1612	2026	8,258	Jiangsu NewYangzi Shipbuilding	4th Quarter 2026	3 Years	$45,000	+ 22 to 26 months		$45,000
Hull No. YZJ2024-1613	2027	8,258	Jiangsu NewYangzi Shipbuilding	2nd Quarter 2027	3 Years	$45,000	+ 22 to 26 months		$45,000
Hull No. YZJ2024-1625	2027	8,258	Jiangsu NewYangzi Shipbuilding	3rd Quarter 2027	3 Years	$45,000	+ 22 to 26 months		$45,000
Hull No. YZJ2024-1626	2027	8,258	Jiangsu NewYangzi Shipbuilding	4th Quarter 2027	3 Years	$45,000	+ 22 to 26 months		$45,000

1.	Earliest period charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
2.	Gross charter rate, which does not include charter commissions.
3.	At the option of the charterer.

The following table describes the details of our Capesize drybulk vessels as of May 27, 2024:

Vessel Name	Year Built	Capacity (DWT)
Achievement	2011	175,966
Genius	2012	175,580
Ingenuity	2011	176,022
Integrity	2010	175,966
Peace	2010	175,858
W Trader	2009	175,879
E Trader	2009	175,886
Guo May (1)	2011	176,536
Xin Hang (1)	2010	178,043
Star Audrey (1)	2011	175,125

1.	The vessels are expected to be delivered to us between June and July 2024.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning our operations, cash flows, financial position, including with respect to vessel and other asset values, plans, objectives, goals, strategies, future events, performance or business prospects, changes and trends in our business and the markets in which we operate, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, our ability to operate profitably in the drybulk sector, performance of shipyards constructing our contracted newbuilding vessels, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, including the conflict in Ukraine and related sanctions, the conflict in Israel and the Gaza Strip, potential disruption of shipping routes such as Houthi attacks in the Red Sea and the Gulf of Aden, due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		As of
		March 31,	December 31,
	Notes	2024	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$324,326	$271,809
Accounts receivable, net		13,383	9,931
Inventories		20,097	24,511
Prepaid expenses		2,341	1,915
Due from related parties	14	49,485	51,431
Other current assets	6	153,499	142,173
Total current assets		563,131	501,770
NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $1,344,501 (2023: $1,311,689)	4	2,711,984	2,746,541
Advances for vessels acquisition and vessels under construction	4	421,887	301,916
Deferred charges, net	5	36,069	38,012
Investments in affiliates	3	161	270
Other non-current assets	6	76,518	72,627
Total non-current assets		3,246,619	3,159,366
Total assets		$3,809,750	$3,661,136

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$22,250	$22,820
Accrued liabilities	7	15,182	20,458
Current portion of long-term debt, net	8	20,495	21,300
Unearned revenue		54,842	63,823
Other current liabilities	14	32,053	39,759
Total current liabilities		144,822	168,160

LONG-TERM LIABILITIES
Long-term debt, net	8	431,491	382,874
Unearned revenue, net of current portion		49,275	60,134
Other long-term liabilities	14	34,272	33,651
Total long-term liabilities		515,038	476,659
Total liabilities		659,860	644,819

Commitments and Contingencies	10

STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of March 31, 2024 and December 31, 2023)	11	-	-
Common stock (par value $0.01, 750,000,000 common shares authorized as of March 31, 2024 and December 31, 2023. 25,355,968 and 25,355,962 shares issued as of March 31, 2024 and December 31, 2023; and 19,360,801 and 19,418,696 shares outstanding as of March 31, 2024 and December 31, 2023)	11	194	194
Additional paid-in capital		687,634	690,190
Accumulated other comprehensive loss	9	(74,813)	(75,979)
Retained earnings		2,536,875	2,401,912
Total stockholders’ equity		3,149,890	3,016,317
Total liabilities and stockholders’ equity		$3,809,750	$3,661,136

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		Three months ended
		March 31,
	Notes	2024	2023

OPERATING REVENUES	4,12,15	$253,449	$243,574

OPERATING EXPENSES
Voyage expenses	14	(20,342)	(7,883)
Vessel operating expenses		(43,114)	(40,639)
Depreciation and amortization of right-of-use assets		(33,863)	(31,529)
Amortization of deferred drydocking and special survey costs	5	(5,452)	(3,835)
General and administrative expenses	14	(10,244)	(6,845)
Gain on sale of vessels	4	0	1,639
Income From Operations		140,434	154,482

OTHER INCOME (EXPENSES):
Interest income		2,936	2,723
Interest expense		(3,124)	(6,722)
Gain on investments	6	10,979	-
Dividend income	6	932	-
Equity loss on investments	3	(109)	(2,588)
Other finance expenses		(882)	(976)
Other income/(expenses), net		235	175
Loss on derivatives	9	(903)	(893)
Total Other Income/(Expenses), net		10,064	(8,281)

Net Income		$150,498	$146,201

EARNINGS PER SHARE
Basic earnings per share		$7.75	$7.18
Diluted earnings per share		$7.68	$7.18
Basic weighted average number of common shares (in thousands)	13	19,412	20,349
Diluted weighted average number of common shares (in thousands)	13	19,584	20,349

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

(Expressed in thousands of United States Dollars)

		Three months ended
		March 31,
	Notes	2024	2023

Net income for the period		$150,498	$146,201
Other comprehensive income:
Prior service cost of defined benefit plan		263	186
Amortization of deferred realized losses on cash flow hedges	9	903	893
Total Other Comprehensive Income		1,166	1,079
Comprehensive Income		$151,664	$147,280

The accompanying notes are an integral part of these condensed consolidated financial statements

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (unaudited)

(Expressed in thousands of United States Dollars, except number of shares in thousands and per share amounts)

	Common Stock
				Accumulated
	Number		Additional	other
	of	Par	paid-in	comprehensive	Retained
	shares	value	capital	loss	earnings	Total
As of December 31, 2022	20,350	$203	$748,109	$(74,209)	$1,886,311	$2,560,414
Net Income	—	—	—	—	146,201	146,201
Dividends ($0.75 per share)	—	—	—	—	(15,262)	(15,262)
Repurchase of common stock	(41)	—	(2,196)	—	—	(2,196)
Issuance of common stock	—	—	1	—	—	1
Net movement in other comprehensive income	—	—	—	1,079	—	1,079
As of March 31, 2023	20,309	$203	$745,914	$(73,130)	$2,017,250	$2,690,237

	Common Stock
				Accumulated
	Number		Additional	other
	of	Par	paid-in	comprehensive	Retained
	shares	value	capital	loss	earnings	Total
As of December 31, 2023	19,419	$194	$690,190	$(75,979)	$2,401,912	$3,016,317
Net Income	—	—	—	—	150,498	150,498
Dividends ($0.80 per share)	—	—	—	—	(15,535)	(15,535)
Repurchase of common stock	(58)	—	(4,132)	—	—	(4,132)
Stock based compensation	—	—	1,576	—	—	1,576
Net movement in other comprehensive income	—	—	—	1,166	—	1,166
As of March 31, 2024	19,361	$194	$687,634	$(74,813)	$2,536,875	$3,149,890

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

	Three months ended
	March 31,
	2024	2023
Cash Flows from Operating Activities
Net income	$150,498	$146,201

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of right-of-use assets	33,863	31,529
Amortization of deferred drydocking and special survey costs	5,452	3,835
Amortization of assumed time charters	(3,498)	(6,536)
Amortization of finance costs	497	693
Gain on investments	(10,979)	-
Payments for drydocking and special survey costs deferred	(4,169)	(9,742)
Gain on sale of vessels	-	(1,639)
Equity loss on investments	109	2,588
Prior service cost and periodic cost	257	492
Stock based compensation	1,576	-
Amortization of deferred realized losses on interest rate swaps	903	893
(Increase)/Decrease in
Accounts receivable	(3,452)	(1,939)
Inventories	4,308	407
Prepaid expenses	(426)	(160)
Due from related parties	1,946	2,083
Other assets, current and non-current	6,059	(11,124)
Increase/(Decrease) in
Accounts payable	(752)	(1,035)
Accrued liabilities	(5,476)	(4,050)
Unearned revenue, current and long-term	(16,342)	(21,257)
Other liabilities, current and long-term	(7,082)	(3,645)
Net Cash provided by Operating Activities	153,292	127,594

Cash Flows from Investing Activities
Vessels additions and advances	(124,127)	(5,736)
Proceeds/Advances for sale of vessels	716	3,914
Investments in affiliates	-	(4,263)
Net Cash used in Investing Activities	(123,411)	(6,085)

Cash Flows from Financing Activities
Proceeds from long-term debt	55,000	-
Payments of long-term debt	(6,875)	(6,875)
Payments of leaseback obligation	-	(6,629)
Dividends paid	(15,535)	(15,262)
Repurchase of common stock	(4,129)	(581)
Finance costs	(5,825)	(250)
Net Cash provided by/(used in) Financing Activities	22,636	(29,597)

Net Increase in cash and cash equivalents	52,517	91,912
Cash and cash equivalents at beginning of period	271,809	267,668
Cash and cash equivalents at end of period	$324,326	$359,580
Supplemental information: Cash paid for interest, net of amounts capitalized	8,157	11,534

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of Danaos Corporation and its subsidiaries (“Danaos” or the “Company”), is the United States Dollar.

Danaos Corporation, formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 11, “Stockholders’ Equity”. The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of container vessels and drybulk vessels that are under the exclusive management of a related party of the Company.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to state fairly, in all material respects, the Company’s condensed consolidated financial position as of March 31, 2024, the condensed consolidated results of operations for the three months ended March 31, 2024 and 2023 and the condensed consolidated cash flows for the three months ended March 31, 2024 and 2023. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’ Annual Report on Form 20-F for the year ended December 31, 2023. The results of operations for the three months ended March 31, 2024, are not necessarily indicative of the results to be expected for the full year. The year-end condensed consolidated balance sheet data was derived from annual financial statements. These condensed consolidated financial statements do not include all disclosures required by accounting principles generally accepted in the United States of America.

The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the condensed consolidated balance sheets and condensed consolidated statements of income, comprehensive income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates.

DANAOS CORPORATION

 NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1	Basis of Presentation and General Information (Continued)

As of March 31, 2024, Danaos included the vessel owning companies (the “Danaos Subsidiaries”) of container vessels and drybulk vessels listed below:

Container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
Megacarrier (No. 1) Corp.	September 10, 2007	Kota Peony (ex Hyundai Honour)	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Kota Primrose (ex Hyundai Respect)	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hyundai Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	Pusan C	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	Le Havre	2006	9,580
Oceancarrier (No. 2) Corp.	October 15, 2020	Bremen	2009	9,012
Oceancarrier (No. 3) Corp.	October 15, 2020	C Hamburg	2009	9,012
Blackwell Seaways Inc.	January 9, 2020	Niledutch Lion	2008	8,626
Oceancarrier (No. 1) Corp.	February 19, 2020	Kota Manzanillo	2005	8,533
Springer Shipping Co.	April 29, 2019	Belita	2006	8,533
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	America	2004	8,468
Rewarding International Shipping Inc.	October 1, 2019	Kota Santos	2005	8,463
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	Racine	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Actaea Company Limited	October 14, 2014	Zim Savannah	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Dimitra C	2002	6,402
Averto Shipping S.A.	June 12, 2015	Suez Canal	2002	5,610
Sinoi Marine Ltd.	June 12, 2015	Kota Lima	2002	5,544
Oceancarrier (No. 4) Corp.	July 6, 2021	Wide Alpha	2014	5,466
Oceancarrier (No. 5) Corp.	July 6, 2021	Stephanie C	2014	5,466
Oceancarrier (No. 6) Corp.	July 6, 2021	Maersk Euphrates	2014	5,466
Oceancarrier (No. 7) Corp.	July 6, 2021	Wide Hotel	2015	5,466
Oceancarrier (No. 8) Corp.	July 6, 2021	Wide India	2015	5,466
Oceancarrier (No. 9) Corp.	July 6, 2021	Wide Juliet	2015	5,466
Continent Marine Inc.	March 22, 2006	Monaco (ex Zim Monaco)	2009	4,253
Medsea Marine Inc.	May 8, 2006	Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Kingston	2008	4,253
Seacarriers Services Inc.	June 28, 2005	Seattle C	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Tongala	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1	Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Wellington Marine Inc.	January 27, 2005	Singapore	2004	3,314
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
Vilos Navigation Company Ltd.	May 30, 2013	Zebra	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C (2)	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Artotina	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Progress C	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Phoenix D	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Stride (3)	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Sprinter	1997	2,200
Vessels under construction
Boxsail (No. 1) Corp.	March 4, 2022	Hull No. C7100-7 (4)	2024	7,165
Boxsail (No. 2) Corp.	March 4, 2022	Hull No. C7100-8	2024	7,165
Teushipper (No. 1) Corp.	March 14, 2022	Hull No. HN4009 (4)	2024	8,010
Teushipper (No. 2) Corp.	March 14, 2022	Hull No. HN4010	2024	8,010
Teushipper (No. 3) Corp.	March 14, 2022	Hull No. HN4011	2024	8,010
Teushipper (No. 4) Corp.	March 14, 2022	Hull No. HN4012	2024	8,010
Boxsail (No. 3) Corp.	March 4, 2022	Hull No. CV5900-07	2025	6,014
Boxsail (No. 4) Corp.	March 4, 2022	Hull No. CV5900-08	2025	6,014
Boxline (No. 1) Corp.	June 7, 2023	Hull No. YZJ2023-1556	2026	8,258
Boxline (No. 2) Corp.	June 7, 2023	Hull No. YZJ2023-1557	2026	8,258
Boxline (No. 3) Corp.	February 2, 2024	Hull No. YZJ2024-1612	2026	8,258
Boxline (No. 4) Corp.	February 2, 2024	Hull No. YZJ2024-1613	2027	8,258
Boxline (No. 5) Corp.	March 8, 2024	Hull No. YZJ2024-1625	2027	8,258
Boxline (No. 6) Corp.	March 8, 2024	Hull No. YZJ2024-1626	2027	8,258

(1)	Twenty-feet equivalent unit, the international standard measure for containers and container vessels capacity.

(2)	The sale of Amalia C was completed in January 2023.

(3)	The Stride was sold for scrap in March 2024.

(4)	Subsequent to March 31, 2024, we took delivery of these vessels under construction from the shipyards.

Capesize drybulk vessels:

	Date of		Year
Company	Incorporation	Vessel Name	Built	DWT(1)
Bulk No. 1 Corp.	July 14, 2023	Integrity	2010	175,996
Bulk No. 2 Corp.	July 14, 2023	Achievement	2011	175,850
Bulk No. 3 Corp.	July 14, 2023	Ingenuity	2011	176,022
Bulk No. 4 Corp.	July 14, 2023	Genius	2012	175,580
Bulk No. 5 Corp.	July 14, 2023	Peace	2010	175,858
Bulk No. 6 Corp.	September 15, 2023	W Trader	2009	175,879
Bulk No. 7 Corp.	September 25, 2023	E Trader	2009	175,886
Contracted drybulk vessels
Bulk No. 8 Corp.	January 31, 2024	Guo May (2)	2011	176,536
Bulk No. 9 Corp.	February 2, 2024	Xin Hang (2)	2010	178,043
Bulk No. 10 Corp.	February 15, 2024	Star Audrey (2)	2011	175,125

(1)	DWT, dead weight tons, the international standard measure for drybulk vessels capacity.

(2)	The vessels are expected to be delivered between June and July 2024.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Impact of the wars in Ukraine and Gaza on the Company’s Business

The current conflict between Russia and Ukraine, and related sanctions imposed by the U.S., EU and others, adversely affect the crewing operations of the Company’s Manager, which has crewing offices in St. Petersburg, Odessa and Mariupol (damaged by the war), and trade patterns involving ports in the Black Sea or Russia, and as well as impacting world energy supply and creating uncertainties in the global economy, which in turn impact containership and drybulk demand. The extent of the impact will depend largely on future developments.

The war between Israel and Hamas in the Gaza Strip, potential disruption of shipping routes such as Houthi attacks in the Red Sea and the Gulf of Aden, has not affected the Company’s business to date; however, an escalation of these conflicts could have reverberations on the regional and global economies that could have the potential to adversely affect demand for cargoes and the Company’s business.

2	Significant Accounting Policies

For a detailed discussion about the Company’s significant accounting policies, see Note 2 “Significant Accounting Policies” in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on February 29, 2024. During the three months ended March 31, 2024, there were no significant changes made to the Company’s significant accounting policies.

3	Investments in Affiliates

In March 2023, the Company invested $4.3 million in the common shares of a newly established company Carbon Termination Technologies Corporation (“CTTC”), incorporated in the Republic of the Marshall Islands, which represents the Company’s 49% ownership interest. CTTC currently engages in research and development of decarbonization technologies for the shipping industry. Equity method of accounting is used for this investment. The Company’s share of CTTC’s initial expenses amounted to $0.1 million and $4.0 million and is presented under “Equity loss on investments” in the condensed consolidated statement of income in the three months ended March 31, 2024 and the period ended December 31, 2023, respectively.

4	Fixed Assets, Advances for Vessels Acquisition and Vessels under Construction

In 2023, the Company acquired 7 Capesize bulk carriers built in 2009 through 2012 that aggregate to 1,231,157 DWT for a total purchase price of $139.6 million. In February 2024, the Company entered into agreements to acquire three Capesize bulk carriers built in 2010 through 2011 that aggregate 529,704 DWT for a total purchase price of $79.9 million, out of which $14.6 million was advanced before March 31, 2024 and the remaining amount of $65.3 million is payable between April and July 2024, when these vessels are expected to be delivered to the Company.

In April 2022, the Company entered into contracts for the construction of four 8,000 TEU container vessels, of which one was delivered to us from the shipyard in May 2024, one is expected to be delivered in the second quarter of 2024 and two in the third quarter of 2024. In March 2022, the Company entered into contracts for the construction of two 7,100 TEU container vessels, out of which one was delivered to us from the shipyard in April 2024 and one is expected to be delivered in the third quarter of 2024. In April 2023, the Company entered into contracts for the construction of two 6,000 TEU container vessels with expected vessels delivery in 2025. In June 2023, the Company entered into contracts for the construction of two 8,200 TEU container vessels with expected vessels delivery in 2026. In February and March 2024, the Company entered into contracts for the construction of four 8,200 TEU container vessels with the latest eco design characteristics for an aggregate purchase price of $376.8 million. These container vessels are expected to be delivered to the Company in 2026 through 2027. The aggregate purchase price of the vessel construction contracts amounts to $1,211.7 million, out of which $95.5 million, $88.9 million and $184.9 million was paid in the three months ended March 31, 2024 and in the years ended December 31, 2023 and 2022, respectively.

4	Fixed Assets, Advances for Vessels Acquisition and Vessels under Construction (Continued)

The remaining contractual commitments under 14 vessel construction contracts are analyzed as follows as of March 31, 2024 (in thousands):

Payments due by period ended
December 31, 2024	$326,631
December 31, 2025	134,238
December 31, 2026	230,790
December 31, 2027	150,720
Total contractual commitments	$842,379

Additionally, a supervision fee of $850 thousand per newbuilding vessel is payable to Danaos Shipping Company Limited (the “Manager”) over the construction period. Supervision fees totaling $0.4 million and $3.0 million were charged by the Manager and capitalized to the vessels under construction in the three months ended March 31, 2024 and in the year ended December 31, 2023, respectively. Interest expense amounting to $5.8 million, $17.4 million and $5.0 million was capitalized to the vessels under construction in the three months ended March 31, 2024 and in the years ended December 31, 2023 and 2022, respectively.

In March 2024, the Company sold for scrap the vessel Stride, which had been off-hire since January 8, 2024 due to damage from a fire in the engine room that was subsequently contained. The proceedings with the insurers are currently in progress. In December 2022, the Company entered into an agreement to sell the vessel Amalia C for an aggregate gross consideration of $5.1 million, which was delivered to its buyers in January 2023 resulting in a $1.6 million gain separately presented under “Gain on sale of vessels” in the condensed consolidated statement of income.

The Company assumed time charter liabilities related to its acquisition of vessels in the second half of 2021. The amortization of these assumed time charters amounted to $3.5 million and $6.5 million in the three months ended March 31, 2024 and March 31, 2023, respectively and is presented under “Operating revenues” in the condensed consolidated statement of income. The remaining unamortized amount of $1.0 million is presented under current “Unearned revenue” in the condensed consolidated balance sheet as of March 31, 2024 and is expected to be amortized into “Operating revenues” in April 2024.

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $537.8 million and $540.5 million as of March 31, 2024 and as of December 31, 2023, respectively. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap prices. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5            Deferred Charges, net

Deferred charges, net consisted of the following (in thousands):

Drydocking and
Special Survey Costs
As of January 1, 2023	$25,554
Additions	31,121
Amortization	(18,663)
As of December 31, 2023	38,012
Additions	4,169
Amortization	(5,452)
Write-off	(660)
As of March 31, 2024	$36,069

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked in more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

6	Other Current and Non-current Assets

Other current and non-current assets consisted of the following (in thousands):

	As of	As of
	March 31, 2024	December 31, 2023
Straight-lining of revenue	$32,695	$36,495
Marketable securities	97,007	86,029
Claims receivable	17,152	12,026
Other current assets	6,645	7,623
Total other current assets	$153,499	$142,173

Straight-lining of revenue	$57,357	$63,382
Other non-current assets	19,161	9,245
Total other non-current assets	$76,518	$72,627

In June 2023, the Company acquired marketable securities of Eagle Bulk Shipping Inc., which was listed on the New York Stock Exchange (Ticker: EGLE) consisting of 1,552,865 shares of common stock for $68.2 million (out of which $24.4 million from Virage International Ltd., a related company). EGLE owned and operated a fleet of bulk carriers. As of March 31, 2024 and December 31, 2023, these marketable securities were fair valued at $97.0 million and $86.0 million, respectively and the Company recognized a $11.0 million gain and $17.9 million gain on these marketable securities reflected under “Gain on investments” in the condensed consolidated statements of income in the three months ended March 31, 2024 and the period ended December 31, 2023, respectively. Additionally, the Company recognized dividend income on these shares amounting to $0.9 million in the three months ended March 31, 2024 and $1.0 million in the period ended December 31, 2023. On December 11, 2023, Star Bulk Carriers Corp. (Ticker: SBLK), a NASDAQ-listed owner and operator of drybulk vessels, and EGLE announced that both companies had entered into a definitive agreement to combine in an all-stock merger, which was completed on April 9, 2024. Under the terms of the agreement, EGLE shareholders received 2.6211 shares of SBLK common stock in exchange for each share of EGLE common stock owned. As a result, as of the date of this report, the Company owns 4,070,214 shares of SBLK common stock.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7            Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of	As of
	March 31, 2024	December 31, 2023
Accrued interest	$2,781	$8,312
Accrued dry-docking expenses	2,129	3,276
Accrued expenses	10,272	8,870
Total	$15,182	$20,458

Accrued expenses mainly consisted of accruals related to the operation of the Company’s fleet as of March 31, 2024 and December 31, 2023.

8	Long-Term Debt, net

Long-term debt, net consisted of the following (in thousands):

Credit Facility	Balance as of March 31, 2024	Balance as of December 31, 2023
BNP Paribas/Credit Agricole $130 mil. Facility	$95,000	$100,000
Alpha Bank $55.25 mil. Facility	45,875	47,750
Syndicated $450.0 mil. Facility	55,000	–
Citibank $382.5 mil. Revolving Credit Facility	–	–
Senior unsecured notes	262,766	262,766
Total long-term debt	$458,641	$410,516
Less: Deferred finance costs, net	(6,655)	(6,342)
Less: Current portion	(20,495)	(21,300)
Total long-term debt net of current portion and deferred finance cost	$431,491	$382,874

In March 2024, the Company entered into a syndicated loan facility agreement of up to $450 million (the “Syndicated $450.0 mil. Facility”), which is secured by eight of the Company’s container vessels under construction. An amount of $55.0 million was drawn down as of March 31, 2024. This facility is repayable in quarterly instalments up to September 2030. The facility bears interest at SOFR plus a margin of 1.85%.

In June 2022, the Company drew down $130.0 million of senior secured term loan facility from BNP Paribas and Credit Agricole, which is secured by six 5,466 TEU sister vessels acquired in 2021. This facility is repayable in eight quarterly instalments of $5.0 million, twelve quarterly instalments of $1.9 million together with a balloon payment of $67.2 million payable over five-year term. The facility bears interest at SOFR plus a margin of 2.16% as adjusted by the sustainability margin adjustment.

In December 2022, the Company early extinguished the remaining $437.75 million of the Citibank/Natwest $815 mil. Facility and replaced it with Citibank of up to $382.5 mil. Revolving Credit Facility, out of which nil is drawn down as of March 31, 2023 and with Alpha Bank $55.25 mil. Facility, which was drawn down in full. Citibank $382.5 mil. Revolving Credit Facility is reducing and repayable over 5 years in 20 quarterly reductions of $11.25 million each together with a final reduction of $157.5 million at maturity in December 2027. This facility bears interest at SOFR plus a margin of 2.0% and commitment fee of 0.8% on any undrawn amount and is secured by sixteen of the Company’s vessels. Alpha Bank $55.25 mil. Facility is repayable over 5 years with 20 consecutive quarterly instalments of $1.875 million each, together with a balloon payment of $17.75 million at maturity in December 2027. This facility bears interest at SOFR plus a margin of 2.3% and is secured by two of the Company’s vessels.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8	Long-Term Debt, net (Continued)

The Company incurred interest expense amounting to $8.5 million, out of which $5.8 million was capitalized in the three months ended March 31, 2024 compared to $9.5 million of interest expense incurred (including interest on leaseback obligations), out of which $3.5 million was capitalized in the three months ended March 31, 2023. As of March 31, 2024, there was a $326.25 million remaining borrowing availability under the Company’s Citibank $382.5 mil. Revolving Credit Facility and $395.0 million under the Syndicated $450.0 million Facility. Twenty-four of the Company’s vessels having a net carrying value of $1,503.5 million as of March 31, 2024 and eight container vessels under construction, were subject to first preferred mortgages as collateral to the Company’s credit facilities other than its senior unsecured notes.

On February 11, 2021, the Company issued in a private placement, $300.0 million aggregate principal amount of senior unsecured notes, which bear interest at a fixed rate of 8.50% per annum and mature on March 1, 2028. At any time on or after March 1, 2024, March 1, 2025 and March 1, 2026 the Company may elect to redeem all or any portion of the notes, respectively, at a price equal to 104.25%, 102.125% and 100%, respectively, of the principal amount being redeemed. Prior to March 1, 2024 the Company may redeem up to 35% of the aggregate principal of the notes from equity offering proceeds at a price equal to 108.50% within 90 days after the equity offering closing. In December 2022, the Company repurchased $37.2 million aggregate principal amount of its unsecured senior notes in a privately negotiated transaction. Interest payments on the notes are payable semi-annually commencing on September 1, 2021. $9.0 million of bond issuance costs were deferred and are recognized over the life of the bond through the effective interest method.

The scheduled debt maturities of long-term debt subsequent to March 31, 2024 are as follows (in thousands):

Payments due by period ended	Principal repayments
March 31, 2025	$20,495
March 31, 2026	18,160
March 31, 2027	18,160
March 31, 2028	358,301
March 31, 2029	3,060
March 31, 2030	40,465
Total long-term debt	$458,641

Alpha Bank $55.25 mil. Facility, Citibank $382.5 mil. Revolving Credit Facility and Syndicated $450.0 mil. Facility contain a requirement to maintain minimum fair market value of collateral vessels to loan value coverage of 120% and the BNP Paribas/Credit Agricole $130 mil. Facility of 125%. Additionally, these facilities require to maintain the following financial covenants:

(i)            minimum liquidity of $30.0 million;

(ii)           maximum consolidated debt (less cash and cash equivalents) to consolidated EBITDA ratio of 6.5x; and

(iii)          minimum consolidated EBITDA to net interest expense ratio of 2.5x.

Each of the credit facilities except for senior unsecured notes are collateralized by first preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, stock pledges and benefits from corporate guarantees. The Company was in compliance with the financial covenants contained in the credit facilities agreements as of March 31, 2024 and December 31, 2023.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9	Financial Instruments

The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s condensed consolidated financial statements.

Interest Rate Risk: Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas.

Fair Value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of senior unsecured notes is measured based on quoted market prices. The fair value of marketable securities is measured based on the closing price of the securities on the NYSE.

a. Interest Rate Swap Hedges

The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $0.9 million was reclassified into earnings for the three months ended March 31, 2024 and 2023, representing its amortization over the depreciable life of the vessels. An amount of $3.6 million is expected to be reclassified into earnings within the next 12 months.

b. Fair Value of Financial Instruments

The Company determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy.

Level I: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of March 31, 2024 and December 31, 2023.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9	Financial Instruments (Continued)

The estimated fair values of the Company’s financial instruments are as follows:

	As of March 31, 2024		As of December 31, 2023
	Book Value	Fair Value	Book Value	Fair Value

	(in thousands of $)
Cash and cash equivalents	$324,326	$324,326	$271,809	$271,809
Marketable securities	$97,007	$97,007	$86,029	$86,029
Secured long-term debt, including current portion(1)	$195,875	$195,875	$147,750	$147,750
Unsecured long-term debt(1)	$262,766	$250,156	$262,766	$241,969

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of March 31, 2024:

	Fair Value Measurements as of March 31, 2024
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Marketable securities	$97,007	$97,007	$—	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of March 31, 2024:

	Fair Value Measurements as of March 31, 2024
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Cash and cash equivalents	$324,326	$324,326	$—	$—
Secured long-term debt, including current portion(1)	$195,875	$—	$195,875	$—
Unsecured long-term debt(1)	$250,156	$250,156	$—	$—

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2023:

	Fair Value Measurements as of December 31, 2023
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Marketable securities	$86,029	$86,029	$—	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2023:

	Fair Value Measurements as of December 31, 2023
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Cash and cash equivalents	$271,809	$271,809	$—	$—
Secured long-term debt, including current portion(1)	$147,750	$—	$147,750	$—
Unsecured long-term debt(1)	$241,969	$241,969	$—	$—

(1)	Secured and unsecured long-term debt, including current portion is presented gross of deferred finance costs of $6.7 million and $6.3 million as of March 31, 2024 and December 31, 2023, respectively. The fair value of the Company’s secured debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10	Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business.

The Company has outstanding commitments under vessel construction contracts and contracts for the acquisition of secondhand drybulk vessels as of March 31, 2024, see the Note 4 “Fixed Assets, Advances for Vessels Acquisition and Vessels under Construction”.

11	Stockholders’ Equity

In the period ended March 31, 2024, the Company declared a dividend of $0.80 per share of common stock amounting to $15.5 million, which was paid in March 2024. In the period ended March 31, 2023, the Company declared a dividend of $0.75 per share of common stock amounting to $15.3 million, which was paid in March 2023. The Company issued 6 and 10 shares of common stock pursuant to its dividends reinvestment plan in the periods ended March 31, 2024 and March 31, 2023, respectively.

In June 2022, the Company announced a share repurchase program of up to $100 million of the Company’s common stock. A $100 million increase to the existing share repurchase program, for a total aggregate amount of $200 million, was approved by the Company’s Board of Directors on November 10, 2023. The Company repurchased 57,901 shares of the Company’s common stock in the open market for $4.1 million in the three months ended March 31, 2024, 1,131,040 shares for $70.6 million in the year ended December 31, 2023 and 466,955 shares for $28.6 million in the period ended December 31, 2022.

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods. No restricted shares were issued and outstanding under this program as of March 31, 2024 and December 31, 2023.

The aggregate number of shares of common stock for which awards may be granted under the Plan shall not exceed 1,000,000 shares plus the number of unvested shares granted before August 2, 2019. The equity awards may be granted by the Company’s Compensation Committee or Board of Directors under its amended and restated 2006 equity compensation plan. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence.

On November 10, 2023, the Company granted 100,000 fully vested shares as well as two tranches of 100,000 shares each that will vest as of December 31, 2024 and December 31, 2025, respectively, to the Manager under the amended and restated management agreement with the Manager, refer to Note 14 “Related Party Transactions”. The fair value of shares granted was calculated based on the closing trading price of the Company’s shares at the grant date of $63.40. An amount of $1.6 million was expensed in the three months ended March 31, 2024 and a total of $6.3 million is expected to be recognized as stock based compensation to the Manager in 2024 and 2025, respectively.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11	Stockholders’ Equity (Continued)

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Common Stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During the three months ended March 31, 2024 and March 31, 2023, none of the directors elected to receive their compensation in Company shares.

12	Lease Arrangements

Charters-out

As of March 31, 2024, the Company generated leasing operating revenues from its 67 container vessels on time charter or bareboat charter agreements and 2 drybulk vessels on short-term time charter agreements, with remaining terms ranging from less than one year to June 2028. Additionally, the Company contracted 3-year time charter agreements for six of its fourteen container vessels under construction as of March 31, 2024. Under the terms of the charter party agreements, most charterers have options to extend the duration of contracts ranging from less than one year to three years after the expiration of the contract. The Company determines fair value of its vessels at the lease commencement date and at the end of lease term for lease classification with the assistance from valuations obtained by third party independent shipbrokers. The Company manages its risk associated with the residual value of its vessels after the expiration of the charter party agreements by seeking multi-year charter arrangements for its vessels.

In May 2022, the Company received $238.9 million of charter hire prepayment related to charter contracts for 15 of the Company’s vessels, representing partial prepayment of charter hire payable up to January 2027. This charter hire prepayment is recognized in revenue through the remaining period of each charter party agreement, in addition to the contracted future minimum payments reflected in the below table. As of March 31, 2024, the outstanding balances of the current and non-current portion of unearned revenue in relation to this prepayment amounted to $44.0 million and $49.3 million, respectively. As of December 31, 2023, the outstanding balances of the current and non-current portion of unearned revenue in relation to this prepayment amounted to $44.2 million and $60.1 million, respectively.

The future minimum payments, expected to be received on non-cancellable time charters and bareboat charters classified as operating leases consisted of the following as of March 31, 2024 (in thousands):

Remainder of 2024	$645,778
2025	671,319
2026	473,973
2027	277,492
2028	35,354
Total future rentals	$2,103,916

Rentals from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the future minimum rentals, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13	Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	March 31, 2024	March 31, 2023

	(in thousands)
Numerator:
Net income	$150,498	$146,201

Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	19,412	20,349
Effect of dilutive securities:
Dilutive effect of non-vested shares	172	-
Diluted weighted average common shares outstanding	19,584	20,349

14	Related Party Transactions

On November 10, 2023, the Company entered into an amended and restated management agreement with Danaos Shipping Company Limited (“the Manager”), extending the term from December 31, 2024 to December 31, 2025. Under this agreement, the Company pays to the Manager the following fees in 2024: (i) an annual management fee of $2.0 million and 100,000 shares of the Company’s common stock, payable annually, (ii) a daily vessel management fee of $475 for vessels on bareboat charter, pro-rated for the number of calendar days the Company owns each vessel, (iii) a daily vessel management fee of $950 for vessels on time charter and voyage charter, pro-rated for the number of calendar days the Company owns each vessel, (iv) a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel, (v) a fee of 1.0% based on the contract price of any vessel bought or sold by it on the Company’s behalf, including newbuilding contracts, and (vi) a flat fee of $850 thousand per newbuilding vessel, which is capitalized to the newbuilding cost, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff.

Management fees to the Manager amounted to $6.9 million and $5.2 million in the three months ended March 31, 2024 and 2023, respectively, and are presented under “General and administrative expenses” in the condensed consolidated statements of income.

Commissions to the Manager amounted to $3.0 million and $2.8 million in the three months ended March 31, 2024 and 2023, respectively and are presented under “Voyage expenses” in the condensed consolidated statements of income. Additionally, supervision fees for vessels under construction totaling $0.4 million and $3.0 million were charged by the Manager and capitalized to vessels under construction costs in the three months ended March 31, 2024 and the year ended December 31, 2023, respectively.

The balance “Due from related parties” in the condensed consolidated balance sheets totaling $49.5 million and $51.4 million as of March 31, 2024 and December 31, 2023, respectively, represents advances to the Manager on account of the vessels’ operating and other expenses. Defined benefit obligation for the executive officers of $13.3 million is presented under “Other long-term liabilities” in the condensed consolidate balance sheets as of March 31, 2024 and December 31, 2023. The Company recognized prior service cost and periodic cost of this defined benefit executive retirement plan amounting to $0.3 million and $0.5 million in the three months ended March 31, 2024 and March 31, 2023, respectively.

An amount of $0.1 million and nil was due to executive officers and is presented under “Accounts payable” in the condensed consolidated balance sheets as of March 31, 2024 and December 31, 2023, respectively.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15	Operating Revenue

Operating revenue from time charters and bareboat charters and voyage charters for the three months ended March 31, 2024 and 2023, were as follows:

	Three months ended
	March 31, 2024	March 31, 2023
Time charters and bareboat charters	$235,516	$243,574
Voyage charters	17,933	-
Total Revenue	$253,449	$243,574

As of March 31, 2024 and December 31, 2023, the Company had accounts receivable from voyage charter agreements amounting to $1.1 million and $1.0 million, respectively. The charter hire received in advance from voyage charter agreements amounting to nil and $2.0 million is presented under current “Unearned revenue” as of March 31, 2024 and December 31, 2023, respectively. Unearned revenue as of December 31, 2023 was recognized in earnings in the three months ended March 31, 2024 as the performance obligations were satisfied in that period.

16	Segments

Until the acquisition of the drybulk vessels in 2023, the Company reported financial information and evaluated its operations by total charter revenues. Since 2023, for management purposes, the Company is organized based on operating revenues generated from container vessels and drybulk vessels and has two reporting segments: (1) a container vessels segment and (2) a drybulk vessels segment. The container vessels segment owns and operates container vessels which are primarily chartered on multi-year, fixed-rate time charter and bareboat charter agreements. The drybulk vessels segment owns and operates drybulk vessels to provide drybulk commodities transportation services.

The Company’s chief operating decision maker monitors and assesses the performance of the container vessels segment and the drybulk vessels segment based on net income. Items included in the applicable segment’s net income are directly allocated to the extent that the items are directly or indirectly attributable to the segments. With regards to the items that are allocated by indirect calculations, their allocation is commensurate to the utilization of key resources. The Other segment includes components that are not allocated to any of the Company’s reportable segments and includes investments in an affiliate accounted for using the equity method accounting and investments in marketable securities.

The following table summarizes the Company’s selected financial information for the three months ended March 31, 2024, by segment (in thousands):

	Container vessels segment	Drybulk vessels segment	Other	Total
Operating revenues	$233,411	$20,038	-	$253,449
Voyage expenses	(8,280)	(12,062)	-	(20,342)
Vessel operating expenses	(38,162)	(4,952)	-	(43,114)
Depreciation	(32,008)	(1,855)	-	(33,863)
Amortization of deferred drydocking and special survey costs	(5,452)	-	-	(5,452)
Interest income	2,936	-	-	2,936
Interest expenses	(3,124)	-	-	(3,124)
Equity loss on investment	-	-	(109)	(109)
Net Income	$138,359	$337	$11,802	$150,498

	Container vessels segment	Drybulk vessels segment	Other	Total
Total assets	$3,531,062	$181,520	$97,168	$3,809,750

In the three months ended March 31, 2023, there was no drybulk vessel segment. Net income from container vessels segment was $148,789 thousand, which excludes equity loss on investments of $(2,588) thousand.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17	Subsequent Events

In April and May 2024, the Company took delivery of the container vessels under construction Hull No. C7100-7 and Hull No. HN 4009 and named the vessels Interasia Accelerate and Catherine C, respectively.

In April 2024, the Company drew down $63.0 million on Syndicated $450.0 million Facility related to a delivery of its newbuilding vessel Catherine C.

The Company has declared a dividend of $0.80 per share of common stock payable on June 20, 2024, to holders of record on June 11, 2024.

Subsequent to March 31, 2024, the Company repurchased 15,163 shares of its common stock in the open market for $1.1 million under its previously announced share repurchase program.